Exhibit 1.01
CONFLICT MINERALS REPORT OF PHILIP MORRIS INTERNATIONAL INC. FOR THE YEAR ENDED DECEMBER 31, 20251

INTRODUCTION
Philip Morris International Inc., a Virginia holding company, was incorporated in 1987. Our subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and smoke-free products.2 We operate in markets primarily outside of the United States of America, with manufacturing and sales facilities in various locations around the world.
This Conflict Minerals Report (the “Report”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2025.
Conflict Minerals are defined by the Securities and Exchange Commission (the “SEC”) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively, the “3TGs”). During the reporting period, we contracted to manufacture the following products within the meaning of Rule 13p-1:
•Heat-Not-Burn Products, which use precisely controlled heating devices which use our various patented technologies, into which specially designed and proprietary tobacco units are inserted in a holder and heated to generate an aerosol. This category also includes related accessories and parts; and
•E-Vapor products. which are battery powered devices that produce an aerosol by vaporizing a tobacco-free liquid solution.
In this report, we refer to these products as “Covered Products.”
In 2025, we sourced our Covered Products from eight direct suppliers (the “Direct Suppliers”). The electronic components of the Covered Products contain one or more 3TGs. The 3TGs used in the Covered Products are necessary for the functionality or production of the Covered Products.
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1 In this report, “PMI,” “Company,” “we,” “us,” and “our” refers to Philip Morris International Inc. and its subsidiaries.
2 Smoke-free products (“SFPs”) is the term PMI uses to refer to all of its products that provide nicotine without combusting tobacco, such as heat-not-burn, e-vapor, and oral smokeless, and that therefore generate far lower levels of harmful chemicals. As such, these products have the potential to present less risk of harm versus continued smoking.

We have implemented policies, procedures and due diligence processes to determine whether any of the 3TGs contained in the Covered Products are sourced from the Democratic Republic of the Congo (“DRC”) or any of its adjoining countries (“Covered Countries”) and contribute to the financing of armed conflict in the region. In order to support the economic activity in the region, we have communicated to our Direct Suppliers that we do not discourage them from sourcing 3TGs from the Covered Countries under our Conflict Minerals Policy, (also referred to in this report as the “Policy”), so long as they are sourced in accordance with our Responsible Sourcing Principles (“RSPs”) and the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).
We are far removed from the sources of ores from which the 3TGs contained in the Covered Products are procured, as well as from the smelters and refiners that process those ores (“SORs”). Consequently, our efforts to identify the countries of origin for 3TGs that may be used in the Covered Products reflect both (i) our downstream position in the supply chain3; and
(ii) the applicable OECD Guidance (as defined below).

DUE DILIGENCE MEASURES
A.Design of Our Due Diligence Measures

In 2025, our Conflict Minerals due diligence processes were performed in line with the internationally recognized due diligence framework provided by the OECD Guidance, as applicable for 3TGs and downstream companies (as the term “downstream companies” is defined in the OECD Guidance).4 As described below, in 2025 our due diligence measures in relation to Covered Products included:
1.Identifying, assessing and prioritizing Conflict Minerals risks in our supply chain, including through enhanced data collection and review processes;
2.Engaging with our Direct Suppliers mandating their compliance to our RSPs and urging them to take a proactive role by inviting their value chain partners to join the Responsible Minerals Initiative (the “RMI”);
3.Enhancing current strategies and strengthening deployment to address identified Conflict Minerals risks;
4.Requiring that, in relation to the Covered Products, our Direct Suppliers source only from SORs that have been validated as “RMAP-Compliant” by the RMI’s Responsible Minerals Assurance Process (“RMAP”), the London Bullion Market Association (“LBMA”), the Responsible Jewelry Council, or a comparable program, and to undertake reasonable due diligence in their respective supply chains to ensure the same; and
5.Reporting annually on metrics relevant to PMI supply chain due diligence.

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3 As a result of our downstream position in the supply chain, our due diligence processes involve PMI seeking data from our Direct Suppliers and those suppliers seeking similar information in their respective supply chains to identify the original sources of the applicable Conflict Minerals. We also rely, to a large extent, on information collected and provided by third-party validation programs. Because our diligence processes rely on information provided by third parties, they may yield inaccurate or incomplete information.
4 “Downstream companies” include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers and retailers.

B.Due Diligence Program Elements

1.Processes Implemented by Company Management

Conflict Minerals Policy

We have a Conflict Minerals Policy which is communicated to our Direct Suppliers to help achieve responsible sourcing of 3TGs in our supply chain. We are committed to operating with integrity and are focused on the responsible sourcing of 3TGs. In 2025, we further expanded the Policy to better align it with the evolving regulatory landscape outside of the U.S. The Policy is publicly available on our website at: http://www.pmi.com/our-views-and-standards/standards/transparency and it is also attached to this Report as Appendix A.

Internal Team

Under the oversight of our Chief Global Operations Officer, our conflict minerals team – expanded in 2025 into a broader Critical Raw Materials Working Group (the “Working Group”) – is comprised of representatives from our operations, finance and legal functions.
This cross-functional Working Group has the overall responsibility for developing and implementing our Conflict Minerals compliance strategy, as well as for reviewing the ongoing progress and effectiveness of the Conflict Minerals reporting. In addition, when needed the Working Group engages with specialists in other functions throughout PMI to review and analyze the information relevant to PMI’s Conflict Minerals due diligence processes and reporting, and to update our due diligence process in order to improve our Direct Suppliers’ performance, where necessary. Beginning in 2024 and continuing through the first half of 2025, we conducted a sustainability impact assessment (analysis of social, environmental and supply chain risks) of PMI critical raw materials, including Conflict Minerals. This research will contribute to further improve our conflict minerals due diligence strategy.
As part of our 2025 organizational framework, our Product Regulatory Compliance Team, which was part of the Life Sciences Department reporting to our Chief Life Sciences Officer, also verified ingredients and materials used in the direct materials for our Covered Products. Any Conflict Minerals reporting and compliance matters that arose during this verification process were analyzed and addressed by the Working Group.

Our senior management and our Board of Directors are informed of the results of our due diligence efforts, supply chain integrity and relationships with our Direct Suppliers in regards to Conflict Minerals.

Supply Chain Transparency Framework

To support PMI’s Conflict Minerals compliance and due diligence program, PMI’s supply chain transparency framework combines internal activities, collaboration with our Direct Suppliers and reliance on the information published by industry programs such as the Responsible Minerals Initiative (the “RMI”). The RMI is a global, non-governmental organization that was founded in 2008 by members of the Responsible Business Alliance (the “RBA”) and the Global e-Sustainability Initiative. It is comprised of over 500 companies and associations from a range of industries. The RMI focuses on the responsible sourcing of minerals and develops best practices and services to support responsible minerals sourcing. PMI joined the RBA and its Responsible Minerals Initiative in January of 2021.

As part of our Conflict Minerals due diligence processes, we require our Direct Suppliers to use RMI’s Conflict Minerals Reporting Template ("CMRT") to collect and retain the necessary information on the chain of custody of the 3TGs contained in the parts of the Covered Products that they respectively supplied to us, including information about the SORs from which those 3TGs were sourced. We have agreed with all of our Direct Suppliers to increase the CMRT data collection frequency to twice a year. As such, for our Conflict Minerals Report for the year ended December 31, 2025, we used a biannual CMRT collection process. This increased frequency enables earlier identification of potential risks within the supply chains of our Covered Products and allows us to implement corrective measures even more promptly than under the previous approach. The CMRT is generally regarded as the most widely used standard to collect information about Conflict Minerals through the supply chain.

In addition to the CMRTs, we ask each of our Direct Suppliers to sign declarations on an annual basis certifying that to the best of their knowledge, the information provided to us in their CMRTs is accurate and complete, and that each Direct Supplier’s certification is based upon that supplier’s due diligence review and the reasonable country of origin inquiry with respect to any 3TGs in the Covered Products.

Furthermore, in an effort to further enhance our know-your-supplier processes and in close cooperation between our Procurement, Business Practice Compliance, and Legal teams, we have implemented and continue to employ a weekly sanctions screening process on the SORs identified in our supply chain.

Supplier Engagement and Other Compliance Efforts

Our Direct Supplier arrangements also include Conflict Minerals-related provisions that: (i) are consistent with our Conflict Minerals Policy, (ii) require our Direct Suppliers to comply with our due diligence requests; and (iii) encourage our Direct Suppliers to participate in industry-wide or material-specific supply chain mapping initiatives.
In addition, and consistent with our efforts as described in the Conflict Minerals report for the period ended December 31, 2024, in 2025, we continued to undertake the following efforts to further improve due diligence and supplier engagement:

•Supplier capability building through dedicated sessions focused on understanding compliance requirements for sourcing of conflict minerals, including the underlying SEC regulations.
•Further engagements with our Direct Suppliers to exercise reasonable due diligence on the source and chain of custody of minerals from conflict-affected and high risk areas, as described in our Policy and our Responsible Sourcing Principles. Our Direct Suppliers were further encouraged to actively engage in third party audit programs such as the RMAP and to participate in trainings provided by RMI with regards to Conflict Minerals sourcing, review their supply chain due diligence processes related to Conflict Minerals sourcing in terms of accuracy and timeliness of responses, and continue to improve compliance.
•Expanding our due diligence efforts to better align with the evolving regulatory landscape outside of the U.S. and amending our Conflict Minerals Policy accordingly.

As a result of our continuous improvement efforts, in 2025, we saw satisfactory levels of both timeliness and completeness of the information submitted to us by our Direct Suppliers. Specifically in 2025:

•We continued to deploy the RBA due diligence process to manage our supply chain – this program includes self-assessment questionnaires and a validated assurance program (that includes on-site audits) to monitor the sourcing of conflict minerals from our Direct Suppliers;
•We engaged with Direct Suppliers to ensure their understanding of our requirements relating to the responsible sourcing of minerals;
•We used our supplier due diligence program to assess our Direct Suppliers’ compliance with our Responsible Sourcing Principles, which also cover the responsible sourcing of the 3TGs;
•We communicated to our Direct Suppliers our expectation that they use SORs certified as compliant with the Responsible Minerals Assurance Process (“Compliant SORs”)5 for the manufacture of the Covered Products, and have held online conferences with our Direct Suppliers to reinforce this expectation. Please see “Section C” below for additional information;
•We continued to mandate conflict minerals due diligence based on the OECD Guidance and training as a prerequisite to engagement with any new direct suppliers of electronics;
•We continued to support our due diligence efforts with appropriate record retention practices; and
•We continued to regularly monitor and assess potential risks within our value chain, including those linked to sourcing of minerals.

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5 RMI defines an SOR as Active if it participates in the Responsible Minerals Assurance Process (“RMAP”) and has committed to undergo an audit with RMI or a cross-recognized certification entity. Upon successful completion of the audit, such SORs are then designated as RMAP-Compliant SORs.

Grievance Mechanism

We have a grievance mechanism called the PMI Ethics & Compliance Help Line that allows our employees, our business partners and stakeholders to report any suspected violation of PMI´s principles and practices to the senior management or the Ethics & Compliance Department. Reports can be made through face-to-face discussions or via email if the employee prefers to remain anonymous. We maintain both a dedicated email address: PMI.EthicsandCompliance@pmi.com, and an independently operated and confidential Compliance Helpline, that operates a phone line and a webline. Concerns can also be reported by our employees confidentially or anonymously. Any such reports related to Conflict Minerals are to be forwarded to the Working Group that will review them and help design appropriate response measures. In addition, we encourage our suppliers to establish their own grievance mechanisms.

2.Identify and Assess Risk in the Supply Chain

We reviewed the answers to the CMRT received from our Direct Suppliers and assessed their completeness, clarity and consistency. We worked with our Direct Suppliers to understand their due diligence process, ensuring their understanding of our Conflict Minerals policy and requirements, as well as obtaining a list of SORs in their respective supply chains for the Covered Products.

Our Direct Suppliers confirmed that some of the SORs in their supply chain may source 3TGs from the Covered Countries and that the 3TGs may not be from recycled or scrap sources. As part of our risk assessment, we checked whether these SORs were Compliant SORs by comparing the facilities identified by our Direct Suppliers against the list provided by the RMI and its Responsible Minerals Assurance Process (“RMAP”), as well as the list provided by the London Bullion Market Association (“LBMA”). We also followed up with additional information requests to obtain the necessary details to better assess the reliability of the responses and the risks in our supply chain in instances where the responses received were not clear or where the SORs were not certified as RMAP-Compliant.
Please also see Section B.1 for the discussion of our efforts in 2025 to help identify and assess risk in our supply chain related to 3TG sourcing.

3.Design and Implement a Strategy to Respond to Risks in the Supply Chain

We designed a strategy to respond to risks related to Conflict Minerals in our supply chain. When the members of the Working Group become aware that the due diligence of our direct or indirect suppliers needs improvement, they provide feedback, ask clarifying questions and demand corrective actions where necessary. The members of the Working Group provide information and training to our Direct Suppliers and determine appropriate follow-up actions, if any, to mitigate any identified risks. Follow-up actions may include, but are not limited to, finding alternate sources of supply or terminating existing supplier relationships, as appropriate. We have communicated to our Direct Suppliers that they should further implement, and communicate to their suppliers to implement, the due diligence standards that reflect the OECD Guidance. Steps to improve the accuracy of the due diligence process are described in Sections B.1 above and D below.

4.Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We rely on the RMI’s Responsible Minerals Assurance Process for the performance of third-party audits of SORs. To the extent possible, we review whether any 3TGs sourced from the Covered Countries are “DRC conflict-free” based on the information provided by our Direct Suppliers and the information available on the RMI’s website. We encourage our suppliers to join the RBA and the RMI. In addition, as described above, we have communicated to our Direct Suppliers our expectation that they use Compliant SORs for the manufacture of our Covered Products.

5.Report on Supply Chain Due Diligence
This Report will be filed with the SEC and will also be publicly available at http://www.pmi.com/our-views-and-standards/standards/transparency.

C.Reasonable Country of Origin Inquiry ("RCOI") and Due Diligence on the Source and Chain of Custody
We asked our Direct Suppliers to provide answers to the CMRT to ascertain whether any 3TGs contained in the Covered Products originated from Covered Countries. Based on the evaluation of our Direct Suppliers’ responses to their CMRTs, we had reason to believe that some of the 3TGs in the Covered Products manufactured in 2025 may have originated in the Covered Countries and were not entirely from recycled or scrap sources.

With respect to the Covered Products, based on information received from our Direct Suppliers, for 2025: (i) 100% of their suppliers provided responses to via CMRTs; (ii) 3TGs contained in some Covered Products may have originated from the Covered Countries; and (iii) no 3TGs contained in the Covered Products come from recycled or scrap resources. On an aggregate basis, our Direct Suppliers have identified 284 SORs supplying 3TGs in our supply chain that were found to be eligible for the Reasonable Minerals Assurance Process. Of these SORs:

•229 (approximately 81%) were confirmed to be RMAP-Compliant or RMAP-Active,6 effectively confirming that they are already engaged in the Reasonable Minerals Assurance Process.

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6 RMI defines an SOR as Active if it participates in the Responsible Minerals Assurance Process and has committed to undergo an audit with RMI or a cross-recognized certification entity. Upon successful completion of such an audit, such SORs would become Compliant SORs.

•8 (approximately 3%) of the SORs in our supply chain were confirmed to be undergoing initial screening by RMAP. Our Working Group will continue tracking these SORs’ progress in obtaining an RMAP-Compliant or RMAP-Active status by monitoring their engagement with RMI, and will engage with these SORs (either directly or through RMI) going forward in order to ensure that they are on track to be covered by RMAP.
•35 (approximately 12%) of the SORs in our supply chain were confirmed to be non-conformant. Our Conflict Minerals Team, directly or through RMI, will continue to engage with these SORs in order to encourage them to obtain RMAP certification and, if they are not responsive or not interested, we will ask our Direct Suppliers to disengage them from our supply chain for the Covered Products going forward.
•An additional 12 (approximately 4%) of the SORs in our supply chain were confirmed to be non-conformant and were identified to be unwilling or unresponsive in regards to obtaining RMAP certification. Our Working Group has requested the relevant Direct Suppliers to remove these 12 SORs from our supply chain for our Covered Products.
•Of these 284 SORs, 5 SORs were identified to be located in in 4 Covered Countries: 2 SORs in Rwanda, 1 SOR in the DRC, 1 SOR in Tanzania and 1 SOR in Uganda.
•All these 5 SORs were confirmed to be RMAP-Compliant.

D.Steps to Further Improve Due Diligence

As part of PMI’s membership in RMI, in 2025 we continued our active participation in its projects and initiatives and further embedded RMI tools and guidance into our Conflict Minerals due diligence processes. Building on actions taken in prior years, our efforts in 2025 focused on strengthening the consistency, quality and effectiveness of due diligence implementation across our supply chain.

In particular, during 2025, we continued to:

•Engage with our Direct Suppliers under our Responsible Sourcing Principles framework to clarify and reinforce expectations related to the responsible sourcing of 3TGs for Covered Products from SORs;
•Encourage Direct Suppliers to further strengthen their due diligence measures in line with the OECD Guidance, with the objective of improving the quality, completeness and reliability of supply chain information available to PMI;
•Raise awareness and provide training to current and prospective Direct Suppliers on our Conflict Minerals Policy, grievance mechanisms and compliance expectations, including by encouraging participation in e-learning courses made available through the RBA eLearning Academy;
•Encourage Direct Suppliers to enforce their respective Conflict Minerals policies throughout their own value chains;
•Enhance collaboration with the RMI to support the effective use of RMI due diligence tools within relevant supply chains;
•Monitor developments related to conflict-affected and high-risk areas, including the Democratic Republic of the Congo and adjoining countries, and leverage RMI guidance and updates in this regard;

•Provide ongoing training to PMI employees involved in the procurement of materials in scope of Conflict Minerals due diligence to strengthen internal processes and improve data reliability;
•Further enhance the CMRT data review and assurance process with Direct Suppliers; and
•Following the positive outcome of the 2024 initiative to increase CMRT data collection frequency to a biannual basis, we continued applying this enhanced cadence throughout 2025 to increase transparency and support an improved due diligence performance for Covered Products.

In addition, PMI continued to engage with Direct Suppliers regarding non-conformant SORs to encourage progress toward RMAP or equivalent certification and, where such efforts were unsuccessful, to work with relevant Direct Suppliers to disengage such SORs from the supply chain for Covered Products, as appropriate.

Looking ahead, and consistent with the evolution of PMI’s broader critical raw materials due diligence approach, in 2026 PMI expects to further strengthen its Conflict Minerals due diligence, through enhanced integration with broader risk-based due diligence activities, continued supplier engagement and training, the refinement of internal data review and escalation mechanisms, and the digitalization of data collection, risk assessment and mitigation. These efforts are intended to support the continuous improvement of PMI’s Conflict Minerals due diligence program and its alignment with internationally recognized standards.

E.Independent Private Sector Audit
An independent private sector audit is not required for this Report.

Forward-Looking and Cautionary Statements
This Conflict Minerals Report contains projections of future results and goals and other forward-looking statements, including statements regarding expected operational performance; regulatory outcomes; and business plans and strategies. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. In the event that risks or uncertainties materialize, or underlying assumptions prove inaccurate, actual results could vary materially from those contained in such forward-looking statements. Pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, PMI is identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by PMI.

PMI's business risks include: marketing and regulatory restrictions that could reduce our competitiveness, disrupt our SFP commercialization efforts, eliminate our ability to communicate with adult consumers, or ban certain of our products in certain markets or countries; excise tax increases and discriminatory tax structures; health concerns relating to the use of tobacco and other nicotine-containing products; litigation related to tobacco and/or nicotine products and intellectual property rights; intense competition; inability to anticipate changes in adult consumer preferences; use and reliance on third-parties; the adverse effects of global and individual country economic, regulatory and political developments, natural disasters and conflicts; geopolitical instability affecting international trade; the impact and consequences of Russia's invasion of Ukraine; changes in adult smoker behavior; continued decline of tax-paid cigarettes; lost revenues as a result of counterfeiting, contraband and cross-border purchases; governmental investigations; unfavorable currency exchange rates and currency devaluations, sustained periods of elevated inflation, and limitations on the ability to repatriate funds; adverse changes in applicable corporate tax laws; disruptions in the credit markets or changes to its credit ratings; recent and potential future tariffs imposed by the U.S. and other countries; adverse changes in the cost, availability, and quality of tobacco and other agricultural products and raw materials, as well as product components for our electronic devices; and the integrity of its information systems and effectiveness of its data privacy policies. PMI's future profitability may also be adversely affected should it be unsuccessful, in key markets or systemically, in its efforts to introduce, commercialize, and grow smoke-free products or if regulation or taxation do not differentiate between such products and cigarettes; if it is unable to successfully introduce new products, promote brand equity; if there are prolonged disruptions of facilities used to produce its products; if it is unable to enter new markets or improve its margins through increased prices and productivity gains; if other market participants are more successful in their SFP commercialization efforts; if it is unable to attract and retain the best global talent; or if it is unable to successfully integrate and realize the expected benefits from recent transactions and acquisitions. Future results are also subject to the lower predictability of our smoke-free products performance.

PMI is further subject to other risks detailed from time to time in its publicly filed documents, including PMI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. PMI cautions that the foregoing list of important factors is not a complete discussion of all potential risks and uncertainties. PMI does not undertake to update any forward-looking statement that it may make from time to time, except in the normal course of its public disclosure obligations.

Appendix A

Conflict Minerals Policy
PMI Responsible Sourcing of Minerals Policy
At Philip Morris International (“PMI”), we are committed to doing business in line with internationally recognized principles on human rights, environmental management, business integrity, and anti-corruption. This commitment is reflected in our Human Rights Commitment, Environmental Commitment, and Responsible Sourcing Principles (RSPs).

PMI recognizes that the responsible sourcing of minerals is important to address significant societal and environmental issues that can be associated with critical raw materials. We define Critical Raw Materials as materials of high economic importance that are also highly vulnerable to supply disruptions and/or associated with high social and environmental risks. These include but are not limited to the relevant minerals covered by the rules of the U.S. Securities and Exchange Commission on conflict minerals and the materials relevant under the EU Battery Regulation (“EUBR”). For this reason, PMI exercises risk-based due diligence, by making reasonable and good faith efforts to ensure that critical raw materials entering PMI's supply chain do not cause harm to people and the planet.
Applying a risk-based approach, in line with the recommendations of the Organization for Economic Cooperation and Development's (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (hereafter referred to as "OECD Guidance") and other internationally recognized due diligence instruments (e.g., UN Guiding Principles on Business and Human Rights), allows us to tailor our due diligence activities on supply chains where the risks of significant environmental and social impacts are higher; to meet compliance requirements; and to prioritize areas where PMI’s leverage and influence of the supply chain can most effectively catalyze change. Accordingly, this policy covers three categories of supply chains:
●Tin, tantalum, tungsten and gold (collectively, the “3TGs” or “conflict minerals”);
●Cobalt, natural graphite, lithium, nickel, and chemical compounds based on these raw materials, which are necessary for the manufacturing of the active materials of batteries (collectively, “EU Battery Regulation Raw Materials” or “EUBR Raw Materials”);
●Other Critical Raw Materials.
Conflict Minerals:
In accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") on conflict minerals, we implement policies, procedures and due diligence processes, to determine whether tin, tantalum, tungsten and gold contained in Covered Products1 are sourced from the Democratic Republic of the Congo ("DRC") or any of its adjoining countries ("Covered Countries"2), and whether they contribute to the financing of armed groups that are committing human rights abuses. In order to support the economic activity in the region, we communicate to the suppliers from whom we source our Covered Products ("Direct Suppliers") that we do not discourage them from sourcing 3TGs from the Covered Countries, so long as they are sourced in accordance with the SEC's rules on conflict minerals, our RSPs and the OECD Guidance.
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1 "Covered products" are defined by the US SEC as those products that PMI manufactures or contracts to be manufactured that contain tin, tungsten, tantalum or gold.
2"Conflict minerals" and "covered countries" are defined by Section 1502 of the US Dodd-Frank Wall Street Reform and Consumer Protection Act (the
"Dodd-Frank Act).

In support of this policy, PMI commits to:
1.Not knowingly procure, when sourcing from a Covered Country, minerals that contributed to conflict;
2.Implement and update a process managed by members of management, including a dedicated cross-functional team, for carrying out conflict minerals supply chain due diligence and reporting compliance;
3.Identify, assess, and prioritize “Conflict Minerals risks” in our supply chain, as listed in the OECD Guidance Annex II;
4.Engage with our Direct Suppliers, requiring their compliance to this policy and our RSPs;
5.Engage with sub-tier Suppliers to increase their awareness, explain PMI’s expectations, and cascade best practices in the supply chain;
6.Encourage Direct Suppliers to engage with their own value chain partners and foster collaboration within the industry; for example, to join the Responsible Minerals Initiative (the "RMI");
7.Require that, in relation to the Covered Products, our Direct Suppliers source only from smelters or refiners (SORs) that have been validated as "conflict free" by the RMI's Responsible Minerals Assurance Process (RMAP), or a comparable program, and to undertake reasonable due diligence in their respective supply chains to assure the same;
8.Design and implement strategies to respond to Conflict Minerals risks identified, specifically:
a.Following the principle of engagement, we will immediately devise, adopt and implement a risk management plan with suppliers and other stakeholders to improve and track performance with a view to preventing or mitigating identified risks. We will suspend or discontinue engagement with suppliers after failed attempts at mitigation within reasonable timescales;
b.We will suspend or discontinue engagement with suppliers where we identify a reasonable risk that they are sourcing from, or linked to, any party committing serious abuses associated with the extraction, transport or trade of minerals;
c.We will suspend or discontinue engagement with suppliers where we identify a reasonable risk that they are sourcing from, or linked to, any party providing direct or indirect support to non-state armed groups;
9.Collaborate with customers, suppliers and industry associations such as the RMI to advance the agenda related to the responsible sourcing of minerals;
10.Report annually on PMI conflict minerals' supply chain due diligence activities, following SEC's rules on conflict minerals.
EUBR Raw Materials:
We implement policies, procedures and due diligence processes, to identify and assess risks of adverse impacts in the sourcing, processing and trading of EUBR Raw Materials, adhering to the requirements of the EUBR (Regulation (EU) 2023/1542 of the European Parliament and of the Council of 12 July 2023 concerning batteries and waste batteries).
In line with EUBR requirements, PMI commits to:
1.Adopt, and clearly communicate to Direct Suppliers and the public, this Responsible Sourcing of Critical Minerals Policy;
2.Assign responsibility to top management level to oversee the Policy and to qualified personnel for carrying out supply chain due diligence and reporting compliance;
3.Identify, assess, and prioritize risks in our supply chain, with priority given to Conflict Minerals Risks associated with the sourcing of minerals and metals from Conflict-Affected and High-Risk Areas, as well as and risk categories covered in the EUBR Annex X;
4.Establish and operate a system of controls and transparency regarding the supply chain, including a chain of custody or traceability system, identifying upstream actors in the supply chain of EUBR Raw Materials;
5.Engage with our Direct Suppliers requiring their compliance to this policy and our RSPs;
Design and implement strategies to respond to identified risks, including, where appropriate, in consultation with suppliers, with the stakeholders concerned, and other relevant stakeholders;

6.Carry out third-party verification of our due diligence management system and encourage third-party audits at critical points in the supply chain;
7.Collaborate with other actors, including through due diligence schemes recognised under the EUBR; as well as customers, suppliers and industry associations such as the RMI to advance the agenda related to the responsible sourcing of minerals;
8.Report regularly on PMI battery due diligence activities, following EUBR disclosure requirements.
Other Critical Raw Materials:

Critical Raw Materials (“CRMs”), including those identified by the European Union, play a fundamental role in the technologies of today and tomorrow. As geopolitical, environmental, and market dynamics continue to evolve, the sourcing landscape for these minerals is becoming increasingly complex, bringing new expectations from regulators and other stakeholders. PMI recognizes the need to regularly update its due diligence practices to reflect these evolving risks and stakeholder expectations, as well as the evolution of PMI product portfolio.

In this context, PMI commits to:
1.Define and regularly update a list of minerals, metals, or raw materials which PMI defines as “Critical Raw Materials” on the basis of compliance requirements, social and environmental risks, and other relevant criteria;
2.Assign responsibility to top management level to oversee the Policy and to qualified personnel for carrying out supply chain due diligence;
3.Identify, assess, and manage supply chain risks, as relevant and appropriate based on the company’s level of influence, leverage, and position in the supply chain;
4.Encourage third-party audits at critical points in the supply chain;
5.Report on supply chain due diligence.

Governance:

The policy will be reviewed on a regular basis and when new circumstances arise; and updated to reflect changes in regulations and leading practices.
Regular training is conducted on this policy for all relevant PMI employees to ensure effective implementation and continuous improvement.

In the spirit of transparency, this policy is published on our website and communicated both internally and to our business partners.
Grievance mechanism:

PMI is committed to transparency and accountability in the implementation of this policy. We welcome feedback and encourage any stakeholder - including employees, suppliers, communities, and civil society organizations - to raise concerns or submit grievances related to our sourcing practices and risks covered in this policy. Grievances will be handled in a timely, confidential, and respectful manner, in line with our PMI Investigation Standards.
Grievances can be submitted by email to:
1.PMI.EthicsandCompliance@pmi.com;
2.The PMI Ethics & Compliance Help Line, which is a third-party operated reporting channel available 24 hours a day, seven days a week, in all languages spoken at PMI. Individuals may contact the Help Line online at www.compliance-speakup.pmi.com or by telephone in your local market or reverse calling +1 303-623-0588.
Reports to the PMI Ethics & Compliance Help Line can be made anonymously, subject to local laws and regulations.